SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For June 30, 2004




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                      CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K

                              TABLE OF CONTENTS


1.  A press release made by the Company on June 30, 2004.

                             FOR IMMEDIATE RELEASE

                    Contact: Fernando Escrich - Chief Financial Officer
                             Chilesat Corp S.A.
                             Telephone (562) 582-5786 - Fax (562) 582-5116

CHILESAT CORP S.A. ANNOUNCES THE DELISTING OF ITS AMERICAN DEPOSITARY SHARES
(ADSs) LISTED ON THE NEW YORK STOCK EXCHANGE, EFFECTIVE JUNE 30, 2004 -
CORRECTED

(June 30, 2004, Santiago, Chile) Chilesat Corp S.A. (the "Company") announced that it has requested a delisting of its American Depositary Shares (ADSs) with the New York Stock Exchange ("NYSE"), effective June 30, 2004.

The delisting is a result of a strategy by the Company's new controlling shareholder, Telefonos de Mexico, S.A. de C.V., to acquire the outstanding common shares of the Company. On April 28, 2004, Telefonos de Mexico, acting directly through Telmex Chile Holding S.A. ("Telmex"), agreed to purchase 40% of Chilesat Corp S.A.'s total outstanding shares from Redes Opticas S.A., a corporation organized under the laws of Chile, and Redes Opticas (Cayman) Corp., an exempted company incorporated under the laws of the Cayman Islands, its controlling shareholders. On May 4, 2004, Telmex launched a public tender offer in Chile for the remaining 60% of Chilesat's outstanding shares, including shares underlying its ADSs, listed on the New York Stock Exchange. This public tender offer closed on June 3, 2004; 278,451,980 shares were tendered, resulting in Telmex owning 466,327,174 shares, or 99.28% of Chilesat's outstanding common shares, making it the new controlling shareholder. Approximately 78% of the outstanding ADSs were tendered. As a result of the tender offer, on June 3, 2004 the NYSE suspended trading in Chilesat's ADSs.
                            ----------------------

Chilesat Corp S.A. is the parent company of (i) Chilesat S.A., one of Chile's principal public long distance carriers and (ii) Chilesat Servicios Empresariales S.A., one of the principal telecommunications business services providers in Chile.

                            -----------------------

The press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Chilesat Corp S.A.'s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factor, among others, could cause actual results to differ materially from those described in the forward-looking statements: the effects of Telmex's acquisition of Chilesat Corp S.A.'s outstanding shares. For a detailed discussion of these and other risks, please refer to the Form 20-F filed with the U.S. Securities and Exchange Commission.

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  June 30, 2004